

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

James Fitzgerald
Chief Financial Officer
Eastern Bankshares, Inc.
265 Franklin Street
Boston, MA 02110

> **Re: Eastern Bankshares, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Form 10-Q for the quarter ended September 30, 2023**
> **Response dated December 20, 2023**
> **File No. 001-39610**

Dear James Fitzgerald:

We have reviewed your December 20, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2023 letter.

Response Letter Dated December 20, 2023

General

1. We note your draft disclosure references management's belief that interest rate derivative financial instruments provide significant protection against falling interest rates. In light of increases in interest rates during the periods covered by your annual and quarterly reports, please revise your draft risk management discussion to further clarify whether and how derivatives are used to manage risk due to other interest rate environments, including any material adjustments to the strategy due to recent increases in interest rates. Additionally, please clarify whether the simulation and EVE model outputs reflect such use of derivatives.

Please contact Sarmad Makhdoom at 202-551-5776 or Michael Henderson at 202-551-

James Fitzgerald
Eastern Bankshares, Inc.
January 5, 2024
Page 2

3364 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Michael K. Krebs